Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV’s Lead Immunotherapy to be Investigated in Breast Cancer

Study will evaluate maveropepimut-S (formerly known as DPX-Survivac) with an aromatase inhibitor, with/without radiotherapy or cyclophosphamide prior to surgery

Analysis of tumor tissue in this study will provide key insights for the therapeutic potential of maveropepimut-S in tumors expressing survivin

DARTMOUTH, Nova Scotia, May 10, 2021, IMV Inc. (Nasdaq: IMV; TSX: IMV) (“IMV” or the “Company”), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies, today announced that its lead compound, maveropepimut-S (DPX-Survivac) will be investigated in patients with hormone receptor positive/HER2-negative (HR+/HER2-) breast cancer. HR+/HER2- tumors represent an unmet clinical need with relatively poor responses to neoadjuvant endocrine treatment1. This investigator-initiated clinical study will be conducted at the Providence Cancer Institute in Portland, Oregon, and is expected to begin during summer 2021.

“We are excited to launch the next clinical proof of concept study of maveropepimut-S, which has already demonstrated positive clinical benefit in other cancer indications,” said Frederic Ors, Chief Executive Officer at IMV. “Through targeted T-cell therapy, we believe maveropepimut-S presents a compelling option for the treatment of breast cancer. Our lead compound has demonstrated to enhance the innate tumor-fighting response which has resulted in efficacy in solid and liquid tumors without significant toxicity.” Kristina H. Young, M.D., Ph.D., Assistant Member, Tumor Microenvironment Lab in the Earle A. Chiles Research Institute, a division of Providence, commented, “Survivin upregulation is strongly associated with a subpopulation of breast cancer patients that are resistant to aromatase inhibitors. We believe that IMV’s survivin-targeted T cell therapy may improve the sensitivity to neoadjuvant aromatase inhibitors and, therefore, holds the potential to overcome resistance to treatment.”

[1] Schettini, Francesco et al. “Endocrine-Based Treatments in Clinically-Relevant Subgroups of Hormone Receptor-Positive/HER2-Negative Metastatic Breast Cancer: Systematic Review and Meta-Analysis.” Cancers vol. 13,6 1458. 22 Mar. 2021.

This three-arm Phase 1B trial is designed to assess the combination of maveropepimut-S and aromatase inhibitor with/without radiotherapy or cyclophosphamide (CPA) prior to surgery. Across the three arms of this study, IMV’s lead compound will be evaluated in 18 subjects with resectable, non-metastatic HR+/HER2- breast cancer.

The primary objective is to evaluate the safety of neoadjuvant combination of maveropepimut-S with the aromatase inhibitor and with/without radiation, or CPA and immunogenicity in each arm. Survivin-specific T cells in the resected tumor will be evaluated as a secondary objective. Extensive translational studies will be conducted as exploratory analyses to characterize maveropepimut-S’ mechanism of action in the tumor and the tumor’s immune environment.

“Understanding how HR+HER2- breast cancer responds to immunotherapy, particularly prior to surgery, remains an active area of investigation across the world,” said Sasha E. Stanton, M.D., Ph.D., Assistant Member, Cancer Immunoprevention Lab at Providence. “Examining the role of this immune therapy targeting Survivin with the aromatase inhibitor letrozole, as well as the addition of radiation and low dose immune modulating chemotherapy, is important to improve neoadjuvant therapy response in these women.”

About Maveropepimut-S (DPX-Survivac)

Maveropepimut-S is the lead candidate in IMV’s new class of immunotherapy that generates targeted and sustained cancer cell killing capabilities in vivo. Maveropepimut-S is evaluated in three phase 2 trials: in association with low dose cyclophosphamide (CPA) in advanced, recurrent ovarian cancer, and in combination with Merck’s Keytruda® and in association with CPA hematological and solid cancers (DLBCL, bladder, hepatocellular and MSI-high tumor cancers). Treatment with maveropepimut-S in association with CPA have demonstrated a favorable safety profile across all clinical studies.

Maveropepimut-S, consists of survivin-based peptides formulated in IMV’s proprietary delivery platform (DPX) which is designed to generate a sustained cytotoxic T cell response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by maveropepimut-S.

Maveropepimut-S has received Fast Track designation from the FDA as maintenance therapy in advanced ovarian cancer, as well as Orphan Drug designation status from the FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the activation of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, maveropepimut-S (previously known as DPX-Survivac), is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing maveropepimut-S in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck’s Keytruda® (DLBCL, bladder, hepatocellular and MSI-H cancers). IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

About Providence Cancer Institute

Providence Cancer Institute, a part of Providence St. Joseph Health, offers the latest in cancer services, including diagnostic, treatment, prevention, education, support and internationally renowned research. Providence Cancer Institute is home to the Earle A. Chiles Research Institute, a world-class research facility located within the Robert W. Franz Cancer Center in Portland, Oregon, and is a recognized leader in the field of cancer immunotherapy since 1993. Investigators lead more than 400 active clinical trials in key areas such as cancers of the: breast, colon/rectum, prostate, lung, esophagus, liver and pancreas, head and neck, ovary, skin and blood. Other studies are investigating treatments for COVID-19. Learn more at www.providenceoregon.org/cancer.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to advance its development strategy for its lead immunotherapy, the Company’s belief about the prospects of maveropepimut-S to potentially become an effective treatment for breast cancer and its ability to overcome some of the resistance to the treatment of certain types of breast cancer, the timing for enrollment of subjects in, and results related to, our clinical trial programs and studies. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director of Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com